UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2006 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER CUSIP NUMBER
(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		October 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
ULTIMATE ELECTRONICS, INC. Full Name of Registrant
Former Name if Applicable
321 West 84th Avenue, Suite A Address of Principal Executive Office (Street and Number)
Thornton, Colorado 80260 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

        The Registrant has substantially completed its work on its Quarterly Report on Form 10-Q for the quarter ended October 31, 2004 (its "Form 10-Q"). On December 10, 2004, however, the Registrant's lenders notified the Registrant that they would be requiring significant additional reserves against availability of funds under the credit facility, commencing December 10, 2004 and increasing those reserves through January 31, 2005 under the Registrant's revolving credit facility. Despite an improved trend with the Thanksgiving weekend sales, which historically are an indicator of the holiday selling season, fourth quarter sales to date have been weak. Based on continued deterioration in fourth quarter sales trends, the Registrant anticipates that it will be in violation of one or more covenants under its credit facility. Although the Registrant intends to seek a waiver from its lenders relating to the loan covenant violation(s), its lenders may not grant such waiver. The Registrant has concluded that the continued sales decline, the requirement for additional reserves and the potential loan covenant violation(s) raise substantial doubt about its ability to continue as a going concern. The Company is examining all of its strategic alternatives including a potential reorganization of its business. Due to these recent events, the Registrant requests an extension of time to file its Form 10-Q, as it could not complete the filing of its Form 10-Q without unreasonable effort. The Registrant expects to file its Form 10-Q on or before December 15, 2004.

Safe-Harbor Note

        Certain statements made in this Form 12b-25 constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the Registrant. These forward-looking statements include statements regarding potential loan covenant violation(s), Registrant's intention to seek a waiver from its lenders, the potential reorganization of its business, the expected date for filing its Form 10-Q and the expected sales, loss from operations and net loss for the quarter ended October 31, 2004. Actual results may differ materially from those included in the forward-looking statements due to a number of factors, including, but not limited to, the Registrant's relationships with its suppliers, vendors and lenders; the decision of any of the Registrant's lenders to withhold its consent to provide waivers; the assessment of the Registrant's independent accountants regarding the Registrant's financial condition; and other risk factors identified in the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2004, the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2004, and other filings with the Securities and Exchange Commission. There can be no assurance that future developments affecting the Registrant will be those anticipated by management.

(Attach extra Sheets if Needed)
SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kathryn R. Lockhart (Name)	303 (Area Code)	801-4127 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report sales of $157.2 million, a loss from operations of $5.5 million and a net loss of $6.5 million for the quarter ended October 31, 2004. For the quarter ended October 31, 2003, the Registrant reported sales of $159.7 million, a loss from operations of $9.9 million and a net loss of $6.2 million.

ULTIMATE ELECTRONICS, INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 13, 2004	By	/S/ DAVID A. CARTER Name: David A. Carter Title: Senior Vice President—Finance, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).